4197 SE Bayview Street
                                Stuart, Fl 34997
                                November 7, 2000

Mr. Lawrence R. Van Etten
AmeriNetGroup.com, Inc.
2500 North Military Trail
Boca Raton, FL 33421

Dear Larry,

     As previously discussed as in the best interest of the Company, please accept my resignation as Vice President , Treasurer and Chief Financial Officer of AmeriNet Group. Com, Inc. effective November 17, 2000.

     As you have requested, I will remain as a director until the next annual meeting of stockholders and stand for re-election to the Board and if elected serve as Chair of the Audit Committee. I will also remain available to the Company on a consulting basis to provide any assistance that I can to you and your staff in the future.

Sincerely,

/s/ David K. Cantley

David K. Cantley


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